Exhibit (d)(3)(ii)

SECOND AMENDED AND RESTATED

EXHIBIT A OF THE MANAGEMENT AGREEMENT

PORTFOLIOS AND MANAGEMENT FEES

Dated: August 20, 2026

Pursuant to Section 7(a) of the Management Agreement between Northern Institutional Funds (the “Trust”) and Northern Trust Investments, Inc. (“NTI”) dated July 31, 2014, as amended, the Trust shall pay to NTI a fee at the annual rate calculated as a percentage of each Current Portfolio’s assets as set forth below:

PORTFOLIO	FEE RATE(%)
U.S. Government	0.33%
U.S. Government Select	0.18%
Stablecoin Cash Reserves	0.16%

NORTHERN INSTITUTIONAL FUNDS NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Randal E. Rein	By:	/s/ Kevin P. O’Rourke

Name:	Randal E. Rein	Name:	/s/ Kevin P. O’Rourke

Title:	Treasurer	Title:	Senior Vice President

NTAC:3NS-20